UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________
FORM 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

 TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
(FULL TITLE OF THE PLAN)

FRANKLIN ELECTRIC CO., INC.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S.Empoloyer Identification No.)

400 East Spring Street
Bluffton, Indiana	46714
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrant’s telephone number, including area code)

Franklin Electric Directed Investment Salary Plan
Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007, and Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i— Schedule of Assets (Held at End of Year) as of December 31, 2007	10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Franklin Electric Directed Investment Salary Plan:

Bluffton, Indiana

We have audited the accompanying statements of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year end December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 20, 2008

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments–at fair value (Note 3):
Short-term investments	$837,300	$1,089,700
Franklin Electric Co., Inc. common stock	20,789,400	42,986,200
Investments in shares of registered investment companies	36,854,800	38,864,100
Invesco Structured Core Equity Fund	10,836,000	12,870,600
Wells Fargo Stable Return Fund	20,116,200	29,064,700
U.S. Government and Government Agencies	3,550,500	3,312,700
Participant loans	2,413,200	3,188,700

Total investments	95,397,400	131,376,700

Receivables:
Employer contribution	505,300	573,200
Accrued investment income	16,300	19,500

Total receivables	521,600	592,700

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	60,500	412,700

NET ASSETS AVAILABLE FOR BENEFITS	$95,979,500	$132,382,100

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Participant contributions	$4,041,200
Participant rollover contributions	3,450,700
Transfer from ESOP diversification	1,672,900
Employer contributions	505,300

Total contributions	9,670,100

DEDUCTIONS:
Investment income (loss):
Net depreciation in fair value of investments	(5,488,500)
Dividends and interest	1,096,500

Net investment loss	(4,392,000)

Other:
Benefits paid to participants	41,592,800
Adminstrative expenses	87,900

Total other	41,680,700

DECREASE IN NET ASSETS	(36,402,600)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	132,382,100

End of year	$95,979,500

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2007 AND 2006, AND FOR THE
YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Franklin Electric Directed Investment Salary Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General— The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Administrator”), which is appointed by the Company, and Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974, as amended.

The Plan is a defined contribution employee benefit plan covering substantially all eligible employees who elect to participate.  Company matching contributions for Bluffton hourly and nonexempt employees are made to the Plan.  Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan (“ESOP”).

Contribution—Participating employees may elect to contribute from 1% to 50% of their eligible compensation to the Plan, subject to IRS limitations.  The Company will contribute to the Plan or the ESOP an amount equal to 100% of the first 1% and 50% of the next 4% of the participant’s contribution, or up to 3% of each employee’s eligible compensation for the year, provided the Company’s pre-tax profits for the year exceed 6% of the Company’s net worth at the beginning of each year.  Company contributions to the participant accounts are funded in the first quarter following the plan year.  Participating employees 50 years of age or older may also elect to contribute additional funds that are not eligible for a Company match, subject to IRS limitations.

Diversification Election for ESOP—Participants have the opportunity on a monthly basis to diversify all vested monies in their ESOP account balance into the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited/charged with: (a) the participant’s contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses.  Allocation of earnings and expenses are based on participants’ account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments—Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan.  The Plan currently offers a Franklin Electric Common Stock Fund, a strategic value equity fund, a structured core equity fund, a U.S. Government and Government Agencies fund, an intermediate bond fund, and a stable return collective investment fund, an international equity fund, a small capitalization growth equity fund, and a large capitalization growth fund as investment options for participants.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant’s account.  Loans are secured by the balance in the participant’s account.  Loan transactions are treated as a transfer between the investment fund and the loan fund.  Loan terms range from 1 to 4½ years for general purpose loans or up to 10-years for the purchase of a primary residence and are repaid through payroll deductions.  Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant’s account.

All loan fees are paid by the participant and are deducted directly from the assets of the participant’s account.

Payment of Benefits—Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Risks and Uncertainties—Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation—Investments in the Franklin Electric Co., Inc. common stock, the JP Morgan Intermediate Bond Fund, the Federated U.S. Government and Government Agencies fund, and the MFS Strategic Value Equity Fund, the American Funds EuroPacific Growth Fund, the American Century Small Company Fund, and the T. Rowe Price Growth Stock Fund are valued at the last quoted sale or bid prices as reported on a recognized security exchange.  Shares of mutual funds are valued at quoted loans are valued at the outstanding loan balances, which approximate fair value.

The Wells Fargo Stable Return Fund (the “Fund”) is a bank collective fund whose only investment is the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A.  The value of the Fund is based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”).  Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds.  The Fund establishes a daily Net Asset Value (“NAV”), including an annual investment management fee of 0.40%, which is then applied to unit holders of the Fund to determine the daily value of account balances. The fair values of these investment contracts, including any wrapper contracts, are calculated by using either the quoted market prices of the underlying securities adjusted for the present value of the difference between the current wrapper fee and the contracted wrapper fee,  or by discounting the related cash flows based on the current discount rate.

The Invesco Structured Core Equity Fund, is a collective trust fund, established by AMVESCAP National Trust Company as a component of the Institutional Retirement Trust, a collective trust of AMVESCAP National Trust Company.   Invesco Structured Core Equity Fund is valued at the respective net asset values as reported by the trusts.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees are charged to the Plan for investments in the Bank One Intermediate Bond Fund, the Federated U.S. Government and Government Agencies fund, the MFS Strategic Value Equity Fund, the American Funds EuroPacific Growth Fund, the American Century Small Company Fund, and the T. Rowe Price Growth Stock Fund and are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2007 and 2006.

New Accounting Pronouncements—In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements.  SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007.  Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits for defined contribution plans when such statement is adopted.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006

Franklin Electric Co., Inc. Common Stock (543,230
and 836,471 shares, respectively)	20,789,400	42,986,200
MFS Strategic Value Equity Fund	15,336,700	20,740,500
Wells Fargo Stable Return Fund	20,116,200	29,064,700
Invesco Structured Core Equity Fund	10,836,000	12,870,600
American Funds EuroPacific Growth Fund	9,633,000	-

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Franklin Electric Co., Inc. Common Stock	$(8,188,200)
MFS Strategic Value Equity Fund	(291,700)
Invesco Structured Core Equity Fund	639,300
Wells Fargo Stable Return Fund	1,072,300
Bank One Intermediate Bond Fund	49,600
American Funds EuroPacific Growth Fund	1,208,800
American Century Small Company Fund	(308,600)
T. Rowe Price Growth Stock Fund	330,000

Net depreciation of investments	$(5,488,500)

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of funds managed by the Plan Trustee.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 543,230 and 836,471 units, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer, with a cost basis of $15,090,471 and $21,890,936, respectively.

5.	PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan.  If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated May 30, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code.  The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total net assets available for benefits and total increase in net assets per the financial statements and the Form 5500 as of December 31:

	2007	2006
Statement of net assets available for benefits:
Net assets available for benefits per the
financial statements	$95,979,500	$132,382,100

Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(60,500)	(412,700)

Net assets available for benefits per the Form 5500, at fair value	$95,919,000	$131,969,400

Statement of changes for net assets available for benefits:
Decrease in net assets per the financial statments	$(36,402,600)

Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	352,200

Net Loss per Form 5500	$(36,050,400)

******

SUPPLEMENTAL SCHEDULE

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
(a)	(b)	(c)	(d)	(e)

*	Wells Fargo Bank of Minnesota Short-term Investment Fund	Short-term Investment Fund	**	$ 837,300
*	Franklin Electric Co., Inc.	Common Stock	**	20,789,400
	U.S. Government and Government Agencies	Federated Government Obligations Fund	**	3,550,500
*	Wells Fargo Stable Return Fund	Common Collective Trust	**	20,116,200
	MFS Strategic Value Equity Fund	Registered Investment Company	**	15,336,700
	Invesco Structured Core Equity Fund	Common Collective Trust	**	10,836,000
	JP Morgan Intermediate Bond Fund	Registered Investment Company	**	3,517,600
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	9,633,000
	American Century Small Company Fund	Registered Investment Company	**	3,986,500
	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	4,381,000
*	Various participants	Participant loans (maturing 2007 to 2017 at
		interest rates of 5% to 9.5%)	**	2,413,200

				$ 95,397,400

*	Party in interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
Directed Investment Salary Plan

Date June 24, 2008	By	/s/ John J. Haines
John H. Haines, Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of our report dated June 20, 2008, appearing in this Annual Report on Form 11-K of Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

June 20, 2008

EXHIBIT 99 - CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Franklin Electric Directed Investment Salary Plan (the “Plan”) on Form 11-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I John J. Haines, Vice President and Chief Financial Officer and Secretary of Franklin Electric Co., Inc. (the “Company”), and Chairman of the company’s Employee Benefits Committee (the “Plan Administrator”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date	June 24, 2008

/s/ John J. Haines
John J. Haines, Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)